THE SECURITIES GROUP, LLC

STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commissions	$	330,250
Interest income		27
Total Revenues		330,277
Expenses:		
Administative fees		11,158
Automobile		1,612
Computer & networking		14,946
Commissions		158,875
Depreciation		481
Guaranteed payments to members		18,000
Insurance		842
Taxes and licenses		12,095
Postage and delivery		2,478
Legal and professional		18,049
Rent		6,000
Telephone		2,225
Miscellaneous		635
Total Expenses		247,396
Net Income		**82,881**
Members' equity, beginning of year		76,157
Members' equity, end of year	$	**159,038**

The accompanying notes are an integral part of these financial statements.